UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

CARDINAL MINERALS, INC.

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

141510 10 7

(CUSIP Number)

Kenneth F. Swaisland

2949 Palmerston Avenue

West Vancouver, BC Canada

Telephone: 604.925.3534

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

October 1, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1((b)(3) or (4) check the following box [ ].

Note: Schedules files in paper format shall include a signed original and five copies of the schedule, including all exhibits. See rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 141510 10 7	Page 2 of 5

1 NAME OF REPORTING PERSON: I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Kenneth F. Swaisland

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [ ]

(b) [ ]

3 SEC USE ONLY

4 SOURCE OF FUNDS (See Instructions):    AF, OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS

2(d) or 2(e) [ ]

6 CITIZENSHIP OR PLACE OF ORGANIZATION

Mr. Swaisland is a Canadian citizen

NUMBER OF	(7)	SOLE VOTING POWER	4,439,920*
SHARES
BENEFICIALLY	(8)	SHARED VOTING POWER	2,666,667**
OWNED BY
EACH REPORTING	(9)	SOLE DISPOSITIVE POWER	4,439,920*
PERSON WITH
	(10)	SHARED DISPOSITIVE POWER	2,666,667**

*	Shares include: 659,920 shares held by Samarac Corporation Ltd. (wholly-owned by Mr. Swaisland), and 1,000,000 shares held by Avion Holdings Inc. (wholly-owned by Mr. Swaisland).
**	Held by Mr. Swaisland's wife Jacqueline Swaisland.

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,106,587

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

(See Instructions [ ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

33%

14 TYPE OF REPORTING PERSON (See Instructions)

(IN) INDIVIDUAL

CUSIP No. 141510 10 7	Page 3 of 5

EXPLANATORY STATEMENT

        This filing (the "Filing") is pursuant to Rule 13d under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Statement on Schedule 13D filed by Kenneth F. Swaisland ("Mr. Swaisland"), the "Reporting Person" with respect to the common stock, par value $0.001 per share (the "Common Stock"), of Cardinal Minerals, Inc. a Nevada corporation (the "Issuer"). Unless otherwise indicated, capitalized terms used herein but not otherwise defined shall have the meanings assigned to them in the Schedule 13D.

ITEM 1. SECURITY AND ISSUER

        This statement relates to Common Stock of the Issuer. The principal executive office of the Issuer is located at 2950 E. Flamingo Rd., Suite B, Las Vegas, Nevada 89121.

ITEM 2. IDENTITY AND BACKGROUND

  The Reporting Person is Kenneth F. Swaisland.

  Mr. Swaisland's address is 2949 Palmerston Avenue, West Vancouver, British Columbia, Canada.

  Kenneth Swaisland is a self-employed business consultant residing at 2949 Palmerston Avenue, West Vancouver, British Columbia, Canada. Mr. Swaisland is a Canadian citizen.

  Mr. Swaisland has not been convicted in a criminal proceeding during the last five years.

  Mr. Swaisland, during the last five years, was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        On December 18, 2001, Mr. Swaisland acquired beneficial ownership of 8,000,000 shares (2,666,667 shares post 3:1 reverse split) of the Issuer's common stock through a share purchase agreement with A. Richard Bullock. On January 13, 2003, Mr. Swaisland fully paid for the 8,000,000 shares.

        On December 18, 2001, Mr. Swaisland acquired beneficial ownership of 3,000,000 shares (1,000,000 shares post 3:1 reverse split) of the Issuer's common stock when Avion Holdings Inc. entered into a share purchase agreement with A. Richard Bullock. On January 13, 2003, the 3,000,000 shares were fully paid.

        On January 29, 2004, Mr. Swaisland acquired beneficial ownership of 1,979,759 shares (659,920 shares post 3:1 reverse split) of the Issuer's common stock through a conversion of debt to equity. The shares were issued to Mr. Swaisland's wholly-owned company Samarac Corporation Ltd.

        On October 1, 2004, Mr. Swaisland sold a total of 200,000 shares of its stock in an open market sale on the OTC:BB. 110,000 shares were sold at $0.30 per share, 50,000 shares were sold at $0.08 per share and 40,000 shares were sold at $0.309 per share.

CUSIP No. 141510 10 7	Page 4 of 5

ITEM 4. PURPOSE OF TRANSACTION

        The purpose of the transaction described above was to acquire a controlling interest in Cardinal Minerals.

        At the time, Mr. Swaisland has no current plans or proposals which, other than as expressly set forth below, would relate to or would result in:

(a)    the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)    an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer;

(c)    a sale or transfer of a material amount of assets of the Issuer;

(d)    any change in the present board of directors of the Issuer, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

(e)    any material change in the present capitalization or dividend policy of the Issuer;

(f)    any other material change in the Issuer's business or corporate structure;

(g)    changes in the Issuer's charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person;

(h)    causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)    a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

(j)    any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)    Mr. Swaisland beneficially owns 7,106,587 shares of the Issuer's common stock. The 7,106,587 shares represent approximately 33% of the Issuer's common stock based on 21,316,968 shares of common stock outstanding on June 30, 2004.

(b)    (i) Sole Power to Vote or Direct the Vote:

4,439,920 shares of Common Stock

(ii) Shared Power to Vote or Direct the Vote:

2,666,667 shares of Common Stock

(iii) Sole Power to Dispose or Direct the Disposition:

4,439,920 shares of Common Stock

(iv) Shared Power to Dispose or Direct the Disposition:

2,666,667 shares of Common Stock

(c)    On October 1, 2004, Mr. Swaisland sold a total of 200,000 shares of its stock in an open market sale on the OTC:BB. 110,000 shares were sold at $0.308 per share, 50,000 shares were sold at $0.08 per share and 40,000 shares were sold at $0.309 per share.

(d)    Not Applicable

(e)    Not Applicable

CUSIP No. 141510 10 7	Page 5 of 5

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Except as described above, there are no contracts, arrangements, understandings or relationships with respect to securities of the Issuer between Mr. Swaisland and the Issuer.

ITEM 7. EXHIBITS

N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in their statement is true, complete and correct.

Dated: October 5, 2004	By:/s/ Kenneth Swaisland
Kenneth F. Swaisland